UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on Trading Halt of Securities and Company Response

Reference is made to the Report on Form 6-K furnished on October 31, 2025, which disclosed that on October 18, 2025, the Nasdaq Stock Market (“Nasdaq”) halted trading in Pitanium Limited (the “Company,” and with its subsidiaries, the “Group”) pending receipt of additional information requested from the Company, and that the Company previously provided a written response to Nasdaq on October 10, 2025, addressing the information request received on October 6, 2025.

On November 7, 2025, the Company received an additional information request from Nasdaq for certain information and documents, and the Company submitted its written response with supporting materials to Nasdaq on November 13, 2025. As of the date of this report, the Company has not received further requests from Nasdaq and continues to closely monitor the situation. The Company remains fully committed to cooperating with Nasdaq, the U.S. Securities and Exchange Commission, and other relevant regulatory authorities in a transparent and timely manner.

The Group’s business operations remain normal and uninterrupted as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director